

December 14, 2011

<u>Via E-mail</u>
Mr. Dale E. Williams
Chief Financial Officer
Tempur-Pedic International, Inc.
1713 Jaggie Fox Way
Lexington, Kentucky 40511

    RE: Tempur-Pedic International, Inc.
              Form 10-K for the Year Ended December 31, 2010
              Filed January 31, 2011
              Form 10-Q for the Period Ended September 30, 2011
              Filed October 25, 2011
              Form 8-K
              Filed April 28, 2011
              File No. 1-31922

Dear Mr. Williams:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of …., page 22</u>

<u>Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 24</u>

1. In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of general, administrative and other expenses, you indicate that general, administrative and other expenses increased $14.4 million or 15.1% due to a larger bonus pool, stock based

compensation and fees associated with financing programs, professional fees related to strategic research partially offset by a lower level of bad debt expense. However, it is not clear how much of the change is related to each of these items.

Liquidity and Capital Resources, 29

Liquidity, page 29

2. Since your foreign operations appear to be significant, please disclose in future filings the following:
   - The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;
   - You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and
   - Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

   Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Critical Accounting Policies and Estimates, page 33

Long-Lived Assets, page 34

3. In future filings, please revise your disclosure on page 34 to clarify, if true, that the fair value of each of your reporting units and tradenames substantially exceeds their carrying value.

4. In future filings, please revise your disclosure on page 34 to clarify, if true, that your reporting units for goodwill impairment testing are your operating segments, which also happen to be your reportable segments. If your operating segments are not also your reportable segments, please supplementally explain.

Financial Statements

Note 1(n) – Revenue Recognition, page F-9

5. You disclose that all shipping and handling costs are included in cost of sales. Please also disclose in a footnote in future filings what other types of amounts are included in cost of sales. In doing so, please disclose whether you include other costs of your distribution network, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

Mr. Dale E. Williams
Tempur-Pedic International, Inc.
December 14, 2011
Page 3

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general, administrative and other expenses.

Please show us supplementally what your revised disclosure will look like.

6. In future filings, please disclose the line items in the statement of income that include depreciation and amortization. If a portion is not allocated to cost of sales, please also refer to the guidance in SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.

Note 15 – Business Segment Information, page F-27

7. It appears that segment information is available at the pre-tax income level and reviewed by the chief operating decision maker, as it is disclosed in your Form 10-K on page F-24. In future filings, please present the pre-tax income of each segment in the segment footnote. Please also revise your MD&A to discuss with quantification the business reasons for changes between periods in the pre-tax income of each segment. Please show us supplementally what your revised disclosure will look like, including your MD&A for 2010 as compared to 2009.

8. In future filings, please disclose your U.S. and foreign sales and long-lived assets as required by ASC 280-10-50-41.

Form 10-Q for the Period Ended September 30, 2011

General

9. Please address the above comments in your interim filings as well, as applicable.

Form 8-K Filed on April 28, 2011

10. It does not appear that you have amended your Item 5.07 Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise. Refer to Item 5.07(d) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief